Of the 21,151 shares of common stock shown in Column 2 of Table I:

1) 2,064 shares are held directly.

2) 5,865 shares represent the grant of a performance-based restricted stock unit award (granted 10/14/15) that has restrictions that lapse at varying rates based on specified performance based criteria. Each restricted stock unit rcpresents the right to receive one share of Common Stock at vesting. Shares are earned based upon the satisfaction of the Performance Goal. The Performance Goal shall be based upon the Cumulatpve EPS of the Companys adjusted core earnings per share (as defined in the PBRSU Award Agreement) during the three year period beginning September 1, 2015 and ending on August 31, 2018 (the Performance Period). The Cumulative EPS for the Performance Period shall be measured on August 31, 2018 (Measurement Date) subject to adjustment as specified in the PBRSU EPS Award Agreement. The portion of the PBRSUs, if any, that become vested and non forfeitable following the Performance Period shall be determined on August 31, 2018. The number of shares listed represents the maximum number of shares that may be issued upon vesting of the award if the maximum target is met (i.e., the full overdrive amount). The applicable portion, if any, of the PBRSUs will vest upon written certification by the Compensation Committee of the Companys Board of Directors that the corresponding performance goal has been satisfied, provided that continuous status as an employee or consultant or Non Employee Director has not terminated prior to the end of the Performance Period.

3) 4,455 shares represent the grant of a performance based restricted stock unit award (granted 10/20/16) that provides for vesting at varying rates based on specified performance based criteria. Each restricted stock unit represents the right to receive one share of Common Stock at vesting. Shares are earned based on a cumulative adjusted core earnings per share for FY2017 through FY2019. The award has an overdrive feature that provides that if cumulative core EPS for FY2017 through FY2019 is in excess of a specified amount the reporting person is entitled to additional shares. The number of shares listed represents the maximum number of shares that may be issued upon vesting of the award if the maximum target is met.
The award is also subject to vesting conditions tied to continued service, provided, however, that death, disability or certain retirement events before those stated vesting dates will not result in forfeiture of the award or specified portions of the award.

4) 2,737 shares represent the grant of a restricted stock unit award that has restrictions that lapse at the rate of 30 percent of the shares on the 1st anniversary of the date of grant (which date of grant was 10/14/15), and 30 percent of the shares on the 2nd anniversary of the date of grant,and the remaining 40 percent of the shares on the 3rd anniversary of the date of grant, provided that in all instances the reporting person is an employee of, or consultant (as defined in the Plan) to the Company or subsidiary; provided, however, that death, disability or for certain retirement events before those stated vesting dates will not result in forfeiture of the award or specified portions of the award.

5) 6,030 shares represent the grant of a restricted stock unit award that has restrictions that lapse at the rate of 30 percent of the shares on the 1st anniversary of the date of grant (which date of grant was 10/19/16), and 30 percent of the shares on the 2nd anniversary of the date of grant,and the remaining 40 percent of the shares on the 3rd anniversary of the date of grant, provided that in all instances the reporting person is an employee of, or consultant (as defined in the Plan) to the Company or subsidiary; provided, however, that death, disability or for certain retirement events before those stated vesting dates will not result in forfeiture of the award or specified portions of the award.